SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A.

Financial Statements

for the Quarter Ended March 31, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Telesp Celular Participações S.A.

São Paulo - SP

1. We have performed a special review of the Quarterly Information - ITR of Telesp Celular Participações S.A. and subsidiaries referring to the quarter ended March 31, 2005 , prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report.

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4. The individual and consolidated balance sheets as of December 31, 2004 , presented for comparison purposes, were audited by us and our opinion dated February 16, 2005 did not contain any qualification. The individual and consolidated statements of operations for the quarter ended March 31, 2004 , presented for comparison purposes, were reviewed by us, according to a special review report, without qualification, dated April 20, 2004 .

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , April 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT ASSETS
Cash and cash equivalents	1,289	94,422	978,102	1,180,855
Trade accounts receivable, net	-	-	1,518,185	1,483,819
Inventories	-	-	383,941	456,510
Advances to suppliers	1	1	41,097	44,918
Dividends and interest on shareholders' equity	239,822	532,834	-	-
Deferred and recoverable taxes	119,185	118,824	901,026	871,281
Prepaid expenses	807	1,300	325,022	157,235
Derivative contracts	43	-	93	7,803
Other assets	14,138	18,052	123,226	152,698
	375,285	765,433	4,270,692	4,355,119

NONCURRENT ASSETS
Deferred and recoverable taxes	214,634	211,481	1,230,235	1,396,835
Derivative contracts	-	-	385,553	385,297
Prepaid expenses	1,184	1,309	27,096	36,119
Other assets	1,946	1,946	74,826	74,504
	217,764	214,736	1,717,710	1,892,755

PERMANENT ASSETS
Investments	7,569,470	7,524,778	1,960,180	2,056,427
Property, plant and equipment, net	379	553	5,750,635	5,603,004
Deferred charges, net	-	-	212,425	223,864
	7,569,849	7,525,331	7,923,240	7,883,295
TOTAL ASSETS	8,162,898	8,505,500	13,911,642	14,131,169

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	1,368	1,135	74,014	84,136
Trade accounts payable	13,109	16,419	1,337,267	1,704,483
Taxes payable	684	5,471	302,248	343,366
Loans and financing	1,855,953	1,909,640	3,140,145	2,897,003
Dividends and interest on shareholders' equity	-	-	82,281	82,281
Reserve for contingencies	61,164	58,987	130,083	124,296
Derivative contracts	170,857	169,118	272,624	266,200
Other liabilities	159	20,998	103,063	134,824
	2,103,294	2,181,768	5,441,725	5,636,589

LONG-TERM LIABILITIES
Loans and financing	1,131,594	1,293,647	2,074,978	2,066,169
Reserve for contingencies	-	-	202,612	195,434
Taxes payable	-	-	185,158	189,341
Derivative contracts	118,376	122,611	155,871	153,835
Other liabilities	-	-	39,277	39,278
	1,249,970	1,416,258	2,657,896	2,644,057

ADVANCE FOR FUTURE CAPITAL
INCREASE	-	1,999,941	-	1,999,941

MINORITY INTERESTS	-	-	1,002,261	942,923

SHAREHOLDERS' EQUITY
Capital	6,427,557	4,373,661	6,427,557	4,373,661
Capital reserves	1,035,991	1,089,879	1,035,991	1,089,879
Accumulated deficit	(2,654,067)	(2,556,160)	(2,654,067)	(2,556,160)
	4,809,481	2,907,380	4,809,481	2,907,380

FUNDS FOR CAPITALIZATION	153	153	279	279

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	8,162,898	8,505,500	13,911,642	14,131,169

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for loss thousand shares)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	1,936,363	1,866,355
Sales of products	-	-	336,207	397,529
	-	-	2,272,570	2,263,884
Deductions	-	-	(588,529)	(545,282)

NET OPERATING REVENUE	-	-	1,684,041	1,718,602
Cost of services provided	-	-	(425,403)	(391,789)
Cost of products sold	-	-	(264,953)	(339,701)

GROSS PROFIT	-	-	993,685	987,112

OPERATING (EXPENSES) REVENUES
Selling expenses	-	-	(453,717)	(386,830)
General and administrative expenses	(2,628)	(1,731)	(142,663)	(146,882)
Other operating expenses	(89,530)	(45,769)	(141,240)	(84,038)
Other operating income	120	-	58,454	33,938
Equity pick-up	133,473	160,599	-	-
	41,435	113,099	(679,166)	(583,812)

INCOME FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES)	41,435	113,099	314,519	403,300
Financial expenses	(153,140)	(250,119)	(298,880)	(376,180)
Financial income	13,776	99,115	76,343	157,314

INCOME (LOSS) FROM OPERATIONS	(97,929)	(37,905)	91,982	184,434
Nonoperating income, net	22	2,628	2,960	649

INCOME (LOSS) BEFORE TAXES
AND MINORITY INTEREST	(97,907)	(35,277)	94,942	185,083
Income and social contribution taxes	-	-	(133,620)	(148,388)
Minority interest	-	-	(59,229)	(71,972)

NET LOSS	(97,907)	(35,277)	(97,907)	(35,277)

LOSS PER THOUSAND SHARES - R$	(0.062)	(0.0301)

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2005

(Amounts stated in thousands of Brazilian reais - R$, except when mentioned otherwise)

1.  OPERATIONS

Telesp Celular Participações S.A. ("TCP" or "the Company") is a publicly-traded company which, as of March 31, 2005, is owned by Brasilcel N.V. (59.883% of total capital) and Portelcom Participações S.A. (5.821% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is owned by Telefónica Móviles , S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

TCP is the Parent Company of the operators Telesp Celular S.A. ("TC"), Global Telecom S.A. ("GT") and Tele Centro Oeste Celular Participações S.A. ("TCO"), which provide mobile telephone services in the States of São Paulo, Paraná and Santa Catarina and the Federal District, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to TC, GT and TCO are valid until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

In addition, TCO fully controls the following operators:

	Interest of		Term of
Operator	TCO - %	Operating area	license

Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A. - NBT	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The businesses of the subsidiaries, including the additional services that they are able to provide, are regulated by the National Telecommunications Agency - ANATEL, the telecommunications regulatory agency, according to Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, rulings and plans.

Increase in the interest in TCO

On October 8, 2004 , the Voluntary Public Stock Offer ("OPA") was completed for the acquisition of TCO's preferred shares by TCP. The total settlement of the OPA represented 32.76% of all preferred shares, the amount of R$ 901.5 million having been paid. As a result of this acquisition, TCP now holds 90.22% of the voting capital of TCO (51.42% of total capital).

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITRs") is presented in thousands of reais and was prepared according to accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporation law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ("CVM").

The consolidated ITRs include, in addition to the Company's balances and transactions, the balances and transactions of TC, GT and TCO and subsidiaries and the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas.

In the consolidations, all the balances and transactions between the companies stated above were eliminated.

These ITRs were prepared according to principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to December 31 and March 31, 2004 were reclassified, where applicable, for comparison purposes.

3.  CASH AND CASH EQUIVALENTS
	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Cash and banks	1,009	1,231	39,310	111,324
Temporary cash investments	280	93,191	938,792	1,069,531
Total	1,289	94,422	978,102	1,180,855

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

4.   TRADE ACCOUNTS RECEIVABLE, NET
	Consolidated
	03.31.05	12.31.04

Unbilled amounts	203,062	182,690
Billed amounts	703,121	707,609
Interconnection	554,620	389,021
Products sold	217,189	374,184
Allowance for doubtful accounts	(159,807)	(169,685)
Total	1,518,185	1,483,819

There are no customers that have contributed with more than 10% of the net accounts receivable as of March 31, 2005 and December 31, 2004 , except for the amounts receivable from Telecomunicações de São Paulo S.A. - TELESP, which represented approximately 21% and 11% of the net consolidated accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Beginning balance	169,685	135,841
Additions in the first quarter	52,988	33,645
Write-offs for the first quarter	(62,866)	(27,891)
Balance as of March 31	159,807	141,595

Additions in the second, third and fourth quarters		149,864
Write-offs for the second, third and fourth quarters		(121,774)
Balance as of December 31		169,685

VC2 and VC3 and international calls are recorded in accounts receivable - amounts receivable from services billed - which as of March 31, 2005 amounted to R$ 253,134, that were sent for co-billing by the long-distance operators, according to the co-billing agreements between both companies, the balancing item to which is "Amounts to be passed on SMP", under "Trade payables" and "Accounts payable". The Company did not make any provision for losses on the amounts, considering that these amounts will only be passed on when effectively collected.

5.  INVENTORIES
	Consolidated
	03.31.05	12.31.04

Digital handsets	394,452	460,674
Accessories and others	25,757	26,567
(-) Allowance for obsolescence	(36,268)	(30,731)
Total	383,941	456,510

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Prepaid income and social contribution taxes	295,874	188,743	405,367	303,217
Withholding income	335	101,162	60,319	220,945
Recoverable ICMS (State VAT)	-	-	248,109	245,447
PIS and COFINS (taxes on revenue) and others	37,191	39,981	140,594	140,171
Total of recoverable taxes	333,400	329,886	854,389	909,780
ICMS on unbilled sales	-	-	18,680	21,055
Deferred income and social contribution taxes	419	419	1,258,192	1,337,281
Total	333,819	330,305	2,131,261	2,268,116

Current	119,185	118,824	901,026	871,281
Noncurrent	214,634	211,481	1,230,235	1,396,835

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Merged tax credit (corporate restructuring)	-	-	932,465	985,155
Allowance/reserve for:
Inventory obsolescence	-	-	10,059	8,388
Contingencies	-	-	78,187	74,842
Doubtful accounts	-	-	36,600	42,688
Other	-	-	37,107	67,671
Tax loss carryforwards	419	419	163,774	158,537
Total of deferred taxes	419	419	1,258,192	1,337,281

Current	419	419	349,595	237,924
Noncurrent	-	-	908,597	1,099,357

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

b)  The merged tax credit consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 28) and is realized proportionally to the amortization of the goodwill at the subsidiaries, the period of which is between five and ten years. Outside consultants' studies used in the corporate restructuring process support the tax credit recovery within that period.

c)  Temporary differences will be realized upon payments of the accruals, effective losses on bad debts and realization of inventories.

At the end of the fiscal year the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371, of December 13, 2000 . Management did not identify any change that could affect the conclusion of these studies on March 31, 2005 .

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7.  PREPAID EXPENSES
	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

FISTEL fees	-	-	271,925	103,422
Financial charges	1,991	2,609	3,114	4,034
Commercial incentives	-	-	6,519	8,689
Advertising	-	-	57,721	63,085
Insurance premium	-	-	396	1,035
Rentals	-	-	6,101	9,323
Others	-	-	6,342	3,766
Total	1,991	2,609	352,118	193,354

Current	807	1,300	325,022	157,235
Noncurrent	1,184	1,309	27,096	36,119

8.  OTHER ASSETS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Prepaid subsidies for products	-	-	32,631	55,596
Advance for purchase of shares	-	-	15,584	15,584
Credits with suppliers	-	-	21,358	23,518
Escrow deposits	-	-	77,193	76,501
Tax incentives	-	-	30	30
Advances to employees	109	70	11,698	4,865
Receivables from subsidiaries and affiliates	13,695	13,612	25,291	33,162
Other assets	2,280	6,316	14,267	17,946
Total	16,084	19,998	198,052	227,202

Current	14,138	18,052	123,226	152,698
Noncurrent	1,946	1,946	74,826	74,504

9.  INVESTMENTS

a) Investments in subsidiaries

	Common	Preferred
	stock	stock	Total
Investees	interest - %	interest - %	interest - %

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.22	32.76	51.42

The interest in TCO is calculated considering capital less treasury shares.

b) Number of shares held

	(Stated in thousands)
Investees	Common	Preferred	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	37,194	28,084	65,278

c) Information on subsidiaries

			Net income (loss) for
	Shareholders' equity		the quarter ended
Investees	03.31.05	12.31.04	2005	2004

Telesp Celular S.A.	3,080,627	2,966,517	114,110	184,484
Global Telecom S.A.	1,067,992	1,111,313	(43,321)	(53,200)
Tele Centro Oeste Celular Participações S.A.	2,563,638	2,441,502	121,913	99,559

d) Components and changes

The Company's investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve for losses on investments and other investments, as shown below:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Investments in subsidiaries	5,192,850	5,059,262	-	-
Goodwill paid investment acquisitions, net	2,294,369	2,397,880	2,385,428	2,498,874
Advance for future capital increase	517,148	517,148	8,288	5,704
Provision for investment losses (*)	(435,000)	(449,615)	(435,000)	(449,615)
Other investments	103	103	1,464	1,464
Balance of investments	7,569,470	7,524,778	1,960,180	2,056,427

(*) Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness as of December 31, 2002 and 2001.

Changes in investment balances as of March 31, 2005 and 2004 are as follows:

	03.31.05				03.31.04
Investments in subsidiaries	TC	GT	TCO	Total	Total

Opening balance	2,966,517	1,111,313	981,432	5,059,262	4,647,772
Increase in interest	-	-	-	-	11,669
Donations	-	-	115	115	-
Equity pick-up	114,110	(43,321)	62,684	133,473	160,599
Ending balance	3,080,627	1,067,992	1,044,231	5,192,850	4,820,040

	03.31.05			03.31.04
Goodwill paid on investment acquisitions, net	GT	TCO	Total	Total

Opening balance	1,077,020	1,320,860	2,397,880	2,638,076
Increase in premium on purchase of interest	-	-	-	9,172
Write-off of goodwill	-	-	-	(1,260)
Amortization of goodwill	(29,599)	(73,912)	(103,511)	(43,767)
Ending balance	1,047,421	1,246,948	2,294,369	2,602,221

	03.31.05		03.31.04
Advance for future capital increase	TCO	Total	Total

Opening balance	517,148	517,148	25,436
Increase in the capital of TCO due to tax benefit realized	-	-	(19,077)
Ending balance	517,148	517,148	6,359

	03.31.05		03.31.04
Reserve for losses	GT	Total	Total

Opening balance	(449,615)	(449,615)	(449,615)
Amortization of losses of GT	14,615	14,615	-
Closing balance	(435,000)	(435,000)	(449,615)

As from January 1, 2005 , the goodwill paid on the acquisition of GT that was based on future profitability, to the total amount of R$ 1,077,020, began to be amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad, for the purpose of obtaining funding through foreign loans. These subsidiaries are dormant companies.

As of May 31, 2004 , the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result R$ 510,790 (net of the loss in participation of R$ 271) was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, in the amount of R$ 992,060, was based on future profitability and is being amortized over five years.

On March 30, 2004 , TCP increased its investment in TCO using part of the advance for future capital increase. The participation of minority shareholders in this capital increase resulted in the reimbursement of R$ 1,132 for TCP.

10.  PROPERTY, PLANT AND EQUIPMENT, NET

a) Composition

		Consolidated
		03.31.05			12.31.04
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 20.00	3,820,525	2,253,280	1,567,245	1,534,730
Switching equipment	10.00 to 20.00	1,759,575	820,339	939,236	903,873
Infrastructure	4.00 to 20.00	1,286,617	546,883	739,734	769,915
Land	-	48,264	-	48,264	48,264
Software use rights	20.00	1,291,287	732,579	558,708	538,676
Buildings	2.86 to 4.00	176,167	36,196	139,971	136,315
Terminals	10.00 to 66.67	407,905	274,575	133,330	126,348
Concession license	-	1,014,909	466,611	548,298	542,449
Other assets	6.67 to 20.00	465,250	222,036	243,214	211,398
Assets and construction in progress	-	832,635	-	832,635	791,036
Total		11,103,134	5,352,499	5,750,635	5,603,004

During the quarter ended March 31, 2005 , financial expenses in the amount of R$ 3,629 (R$ 1,317 in the equivalent period of 2004) were capitalized in construction in progress.

11.   DEFERRED CHARGES, NET
		Consolidated
	Annual amortization rates - %	03.31.05	12.31.04

Preoperating expenses:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	15,517	15,092
Other	20	154	154
		453,187	452,762

Accumulated amortization:
Preoperating		(195,789)	(186,813)
Goodwill - Ceterp Celular S.A.		(36,516)	(34,408)
Goodwill		(8,457)	(7,677)
		(240,762)	(228,898)
Total		212,425	223,864

(*) According to the contractual terms.

12.  TRADE ACCOUNTS PAYABLE
	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Trade payables	13,063	16,305	791,230	1,306,761
Interconnections	-	-	79,703	80,531
Amounts to be transferred - SMP (*)	-	-	331,774	255,380
Technical assistance	-	-	34,957	31,994
Other	46	114	99,603	29,817
Total	13,109	16,419	1,337,267	1,704,483

(*) Refer to long-distance services to be passed on to the operators due to migration to the Personal Mobile Service (SMP) System.

13.   TAXES PAYABLE
	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

State VAT (ICMS)	-	-	359,483	368,593
Income and social contribution taxes	-	-	14,630	28,826
Taxes on revenue (PIS and COFINS)	669	5,090	70,464	78,412
FISTEL fees	-	-	5,877	20,081
FUST and FUNTTEL	-	-	3,950	4,470
Others	15	381	33,002	32,325
Total	684	5,471	487,406	532,707

Current	684	5,471	302,248	343,366
Long term	-	-	185,158	189,341

Of the long-term portion, R$ 166,896 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the due date of ICMS as 49 th month following that in which the ICMS is determined, among other benefits.

14.   LOANS AND FINANCING

a) Debt composition

			Company		Consolidated
Description	Currency	Interest	03.31.05	12.31.04	03.31.05	12.31.04

Financial institutions:
Resolutions Nos. 2,770 and 63	US$	1% p.a. to 9.8% p.a.	1,339,744	1,455,484	1,899,084	1,738,126
Resolution No. 63		¥1.4% p.a.	6,049	77,110	189,739	177,068
Debentures	US$	l04.4% of CDI	500,000	500,000	500,000	500,000
Compror	US$	3.4% p.a. to 4% p.a.	-	-	146,206	103,841
Compror		¥1.4% p.a.	-	-	107,996
BNDES	URTJLP	URTJLP + 3.5% p.a. to 4.6% p.a. (*)	-	-	342,479	366,537
BNDES	UMBND	3.5% p.a. to 4.6% p.a.	-	-	70,479	74,981
BNDES	R$	100% Selic	-	-	121,902	152,377
Commercial paper	US$	6.3% p.a. to 6.55% p.a.	-	-	239,958	238,896
Export Development Canada - EDC	US$	Libor + 3.9% p.a. to 5% p.a.	-	-	71,474	71,158
Promissory notes	R$	101.6% of CDI	1,000,000	1,000,000	1,000,000	1,000,000
Teleproduzir Program (**)	R$	0.02% p.a.	-	-	15,159	15,159
Others	R$	Column 27 FGV	-	-	1,424	1,523

Suppliers:			-	-	-
NEC do Brasil	US$	7.30% p.a.	-	-	7,224	7,192

Related parties:
Commercial paper	US$	Libor + 5% p.a.	-	-	319,944	318,528

Investment acquisition - TCO	R$	2% to 4.5% p.a. + 108% to 110% of CDI	10,697	53,484	10,697	53,484
Accrued interest			131,057	117,209	171,358	144,302
Total			2,987,547	3,203,287	5,215,123	4,963,172

Current			1,855,953	1,909,640	3,140,145	2,897,003
Long term			1,131,594	1,293,647	2,074,978	2,066,169

(*) In case the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

(**) ICMS - Teleproduzir Program resulting from a cooperation agreement with the Goiás State Government for deferral of ICMS. This agreement establishes that the ICMS benefit calculated will be paid in 84 monthly installments, with a grace period of 12 months from the date of utilization of the credit.

b) Repayment schedule

The long-term amounts have the following breakdown by year of maturity:

	03.31.05
	Company	Consolidated

2006	388,582	705,366
2007	243,012	777,232
2008	500,000	528,006
2009	-	24,527
2010	-	24,527
2011	-	15,320
Total	1,131,594	2,074,978

c) Restrictive covenants

GT has a loan with the National Economic and Social Development Bank ("BNDES"), the balance of which as of March 31, 2005 was R$ 288,556. As of the date of the consolidated financial statements, GT was in compliance with all covenants.

TCO has loans from BNDES and Export Development Canada - EDC, the balances of which as of March 31, 2005 were R$ 124,400 and R$ 71,474, respectively. As of that date, TCO was in compliance with the various loan covenants.

d) Coverage

As of March 31, 2005, the Company and its subsidiaries had exchange contracts in the amounts of US$ 1,030,360 thousand, ¥ 12,008,292 thousand and € 9,665 thousand, to hedge all their foreign-exchange liabilities. As of March 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$ 42,849 (loss of R$ 26,935 as of December 31, 2004) on these hedge operations represented by an asset balance of R$ 385,646 (R$ 393,100 as of December 31, 2004), of which R$ 93 (R$ 7,803 as of December 31, 2004) under current and R$ 385,553 (R$ 385,297 as of December 31, 2004) under long term, and a liability balance of R$ 428,495 (R$ 420,035 as of December 31, 2004), of which R$ 272,624 under current (R$ 266,200 as of December 31, 2004) and R$ 155,871 under long term (R$ 153,835 as of December 31, 2004).

e) Guarantees

Loans and financing of TC, in local currency, in the amount of R$ 121,902, represent loans from the BNDES and are guaranteed by accounts receivable.

Loans and financing of GT, in local currency, in the amount of R$ 288,556, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

The guarantees of TCO are as follows:

Banks	Guarantees

BNDES Operators TCO	In the case of default, 15% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due.

BNDES NBT

In the case of default, 100% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due during the first year and two installments coming due in the remaining period.

15.  OTHER LIABILITIES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Premium on sale of call option	-	-	85,402	102,159
Accrual for customer loyalty program	-	-	10,966	8,394
Other intercompany liabilities	159	20,998	6,861	23,902
Pension plan	-	-	358	358
Others	-	-	38,753	39,289
Total	159	20,998	142,340	174,102

Current	159	20,998	103,063	134,824
Long term	-	-	39,277	39,278

The subsidiaries have fidelity programs, in which calls are transformed into points for future exchange for handsets. The accumulated points net of the redemptions are provisioned considering historic redemption data, points generated and the average cost of a point.

16.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. The Company and its subsidiaries recorded reserves related with the claims whose probability of an unsuccessful outcome was classified as probable.

Components of the reserves are as follows:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Labor	-	-	19,471	17,982
Tax	61,164	58,987	152,334	148,849
Civil	-	-	44,403	39,837
Telebrás - TCO	-	-	116,487	113,062
Total	61,164	58,987	332,695	319,730

Current	61,164	58,987	130,083	124,296
Long term	-	-	202,612	195,434

The movements of the reserve for contingencies in the quarter ended March 31, 2005 are as follows:

Consolidated

Opening balance	319,730
Additions, net of reversals	7,163
Monetary variation	7,426
Payments	(1,624)
Total	332,695

16.1. Tax litigation

16.1.1. Probable loss

No new significant claims classified as having a "probable" loss incurred in this first quarter. The evolution of the reserves for labor contingencies substantially corresponds to the monetary restatement of the reserves during the period.

16.1.2. Possible loss

No new significant claims classified as having a "possible" loss incurred in this first quarter. No significant alterations occurred in the claims indicated in this report since the last financial year.

16.2. Telebrás - TCO

The evolution of this reserve during the quarter corresponds to the monetary restatement of the liability.

16.3. Civil and labor

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases. In the first quarter there was an increase in the number of civil and labor suits of the same nature as prior periods, in the amount of R$ 4,652.

In relation to claims whose possibility of loss is classified as possible, the amount involved is R$ 38,662 for civil claims and R$ 32,641 for labor claims.

17.  LEASES

TC and TCO have lease agreements. Expenses recorded in the first quarter of 2005 were R$ 273 (R$ 30,163 in 2004). The amount payable as a result of these contracts restated according to the exchange rate in effect as of March 31, 2005 is R$ 365 (R$ 617 as of December 31, 2004). This balance will be paid by June 2005.

18.  SHAREHOLDERS' EQUITY

a) Capital

As of March 31, 2005 and December 31, 2004, the capital is represented by shares without par value, as follows:

	Thousands of shares
	03.31.05	12.31.04

Common shares	552,896,931	409,383,864
Preferred shares	1,029,666,596	762,400,488
Total	1,582,563,527	1,171,784,352

As of January 7, 2005, the Company increased its capital by R$ 2,053,904 with the issue of 410,779,174 thousand new shares, of which 143,513,067 thousand common shares and 267,266,108 thousand preferred shares.

b) Dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, rights to participate in the dividend to be distributed, corresponding to at least 25% of net income for the period, calculated according to article 202 of corporation law, with priority in receiving minimum noncumulative dividends equivalent to the largest of the following: (a) 6% per year of the amount resulting from the division of paid-up capital by the total number of Company shares, or (b) 3% per year of the amount resulting from dividing shareholders' equity by the total number of Company shares, and also the right to participate in the income distributed under equal conditions to the common shares, after the latter have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders' Meeting dated March 27, 2004, the preferred shares became entitled to full voting rights, since the minimum dividends of the preferred shares were not paid during three consecutive years, according to article 111, paragraph 1, of Law No. 6,404/76.

c) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

19.  NET OPERATING REVENUE
	Consolidated
	2005	2004

Monthly subscription charges	47,297	83,342
Use of network	955,431	851,625
Additional call charges	40,354	22,412
Interconnection	742,583	764,852
Data services	108,820	117,167
Other services	41,878	26,957
Total gross revenues from services	1,936,363	1,866,355

State VAT (ICMS)	(304,154)	(269,069)
Taxes on revenue (PIS and COFINS)	(69,297)	(66,926)
Taxes on services provided (ISS)	(974)	(652)
Discounts granted	(58,012)	(57,260)
Net operating revenue from services	1,503,926	1,472,448

Sale of handsets and accessories	336,207	397,529

State VAT (ICMS)	(26,486)	(39,600)
Taxes on revenue (PIS and COFINS)	(21,059)	(21,609)
Discounts granted	(12,482)	(68,708)
Returned sales	(96,065)	(21,458)
Net operating revenue from the sale of products	180,115	246,154
Total net operating revenue	1,684,041	1,718,602

There are no clients that have contributed with more than 10% of gross operating revenue in the quarters ended March 31, 2005 and 2004, except for Telecomunicações de São Paulo S.A - Telesp, a related party. Telesp is a fixed telephone operator in the State of São Paulo and contributed with approximately 17% and 20% of gross revenue in the quarters ended March 31, 2005 and 2004, respectively, principally in relation to interconnection charges. The services provided by Telesp are charged under similar terms to those of third parties.

20.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	2005	2004

Personnel	(15,139)	(14,242)
Suppliers	(343)	(693)
Outside services	(47,845)	(42,079)
Connections	(36,230)	(32,938)
Rent, insurance and condominium fees	(23,235)	(24,496)
Interconnection	(37,100)	(52,020)
Taxes and contributions	(82,011)	(45,016)
Depreciation	(181,151)	(177,065)
Others	(2,349)	(3,240)
Costs of services provided	(425,403)	(391,789)
Cost of products sold	(264,953)	(339,701)
Total	(690,356)	(731,490)

21.  SELLING EXPENSES

	Consolidated
	2005	2004

Personnel	(51,164)	(44,776)
Suppliers	(4,304)	(7,167)
Outside services (*)	(275,451)	(251,666)
Rent, insurance and condominium fees	(9,374)	(8,996)
Taxes and contributions	(395)	(356)
Depreciation and amortization	(44,365)	(30,023)
Allowance for doubtful accounts	(52,988)	(33,645)
Other inputs	(15,676)	(10,201)
Total	(453,717)	(386,830)

(*) Outside services include advertising expenses totaling R$ 61,058 and R$ 67,402 in the quarters ended March 31, 2005 and 2004, respectively.

22.  GENERAL AND ADMINISTRATIVE EXPENSES
	Company		Consolidated
	2005	2004	2005	2004

Personnel	(877)	(858)	(34,314)	(31,326)
Suppliers	(24)	(5)	(1,555)	(1,228)
Outside services	(1,597)	(473)	(57,596)	(66,739)
Rent, insurance and condominium fees	(33)	(38)	(11,443)	(10,458)
Taxes and contributions	64	(332)	(1,199)	(2,239)
Depreciation	(26)	(24)	(34,801)	(34,234)
Others	(135)	(1)	(1,755)	(658)
Total	(2,628)	(1,731)	(142,663)	(146,882)

23.   OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2005	2004	2005	2004

Income:
Fines	-	-	14,570	16,899
Recovered expenses	-	-	7,586	6,983
Reversal of reserves	-	-	2,549	1,902
Others	120	-	33,749	8,154
Total revenues	120	-	58,454	33,938

Expenses:
Reserve for contingencies	-	-	(9,712)	(9,305)
Goodwill amortization	(88,896)	(43,767)	(91,003)	(46,264)
FUST fees	-	-	(7,503)	(6,892)
FUNTTEL	-	-	(3,751)	(3,397)
ICMS on other expenses	(30)	(2,002)	(3,264)	(4,501)
PIS and COFINS on other expenses	-	-	(7,170)	(1,741)
Amortization of deferred charges	-	-	(9,086)	(7,916)
Others	(604)	-	(9,751)	(4,022)
Total expenses	(89,530)	(45,769)	(141,240)	(84,038)

24.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2005	2004	2005	2004

Income:
Interest	7,171	28,453	56,891	68,688
Monetary/exchange variations	6,768	71,710	19,943	96,920
PIS/COFINS on financial revenue	(163)	(1,048)	(491)	(8,294)
Total	13,776	99,115	76,343	157,314

Expenses:
Interest	(85,666)	(99,862)	(142,277)	(164,424)
Monetary/exchange variations	(6,905)	(67,903)	(38,136)	(103,652)
Derivative operations, net	(60,569)	(82,354)	(118,467)	(108,104)
Total	(153,140)	(250,119)	(298,880)	(376,180)

25.  TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are provided on temporary differences, as shown in Note 6. The composition of income and social contribution taxes expenses is given below:

	Consolidated
	2005	2004

Income tax	(78,829)	(69,880)
Social contribution tax	(28,393)	(25,326)
Deferred income tax	(19,400)	(39,104)
Deferred social contribution tax	(6,998)	(14,078)
Total	(133,620)	(148,388)

A reconciliation of the taxes on income disclosed and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004

Income (loss) before taxes	(97,907)	(35,277)	94,942	185,083
Income and social contribution tax credits at combined statutory rate	33,288	11,994	(32,280)	(62,928)
Permanent additions:
Nondeductible expenses	(22)	-	(1,698)	(455)
Other additions	-	-	(158)	-
Permanent exclusions:
Equity pick-up	45,381	54,604	-	-
Other deductions	-	-	(9,493)	-
Unrecognized tax loss and temporary differences	(78,647)	(66,598)	(82,991)	(85,005)
Income and social contribution tax charges	-	-	(133,620)	(148,388)

26.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the Parent Company of the operators TC, GT and TCO and their subsidiaries, which provide mobile telephone services, according to the terms of the licenses granted by the Federal Government. The operators also exploit the business of purchasing and distributing handsets through their own channels and distributional network to stimulate its core business.

The major market risks to which TCP, TC, GT and TCO are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in the businesses to be attenuated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets.

TC, GT and TCO and their subsidiaries have respectively 83%, 88% and 84% of their customer bases under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the ERP software distribution module.

Interest rate risk

The Company is exposed to the risk of interest rates rising, especially the rate composed of interest associated with the cost of CDI, due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in reais. As of March 31, 2005 , these operations amounted to R$ 4,677,252.

The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of March 31, 2005 , the principal of these operations amounted to R$ 342,479. The Company has not contracted derivative operations to hedge the risk of the TJLP.

Foreign currency-denominated loans are also exposed to interest risk associated with foreign loans. As of March 31, 2005 , these operations amounted to US$ 146,807 thousand as regards principal.

Currency risk

TC, GT and TCO utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap, options and forward contracts.

The following table summarizes the net exposure of the Company to the exchange rate factor as of March 31, 2005 :

	Stated in thousands
	US$	€	¥

Loans and financing	(1,038,880)	-	(12,008,292)
Hedge instruments	1,030,360	9,665	12,008,292
Suppliers - technical assistance	-	(10,102)	-
Net exposure	(8,520)	(437)	-

During the first quarter of 2005, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments so as to hedge the exchange exposure of these commitments (such as the BNDES basket of currencies, leasing, inefficiency of long-term hedge and trade payables).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized losses

Loans and financing	(5,215,123)	(5,242,862)	(27,739)
Derivative instruments	(42,849)	(109,491)	(66,642)
Total	(5,257,972)	(5,352,353)	(94,381)

c) Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and therefore the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27.   POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with the other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

(a) PBS-A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000 .

(b) PBS-Telesp Celular and PBS-TCO - defined-benefit retirement plans sponsored individually by the Companies.

(c) PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the PBS-Telesp Celular and PBS-TCO Plans and 1.5% to the PAMA Plan. In the quarter ended March 31, 2005 the contributions to these plans were R$ 2 (R$ 2 as of March 31, 2004 ).

(d) TCP Prev and TCO Prev Plans - individual defined contribution plans, introduced by SISTEL in August 2000. The Company's contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the quarter ended March 31, 2005 , the contributions to these plans were R$ 2,689 (R$ 2,012 as of March 31, 2004 ).

28.  CORPORATE RESTRUCTURING

On January 14, 2000 , the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The financial statements, maintained for the Companies' corporate and tax purposes, record specific accounts related with the goodwill and the related reserve, and the respective amortization, reversal and tax credit, whose balances as of March 31, 2005 and December 31, 2004 are as follows:

	Balances on date	TCP	Consolidated
	of merger	spin-off	03.31.05	12.31.04

Balance sheet :
Merged goodwill	3,192,738	3,166,132	1,489,944	1,569,762
Merged reserve	(2,127,694)	(2,088,849)	(983,364)	(1,036,044)
Net effect corresponding to merged tax credit	1,065,044	1,077,283	506,580	533,718

			03.31.05	12.31.04
Statement of operations :
Goodwill amortization			(79,818)	(79,818)
Reversal of reserve			52,680	52,680
Tax credit			27,138	27,138
Effect on net income			-	-

On May 13, 2004, the Boards of the Company and its Parent Company approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP in the acquisition of TCO controlling interest, which, on May 31, 2004, amounted to R$ 1,503,121.

Prior to the merger of goodwill by TCO a reserve has been constituted for maintaining the merger's shareholders' equity in the amount of R$ 992,060. Thus, net assets merged by TCO amounted to R$ 511,061, which in essence represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by TCO and its subsidiaries.

The merged net assets will be amortized over approximately five years and the balancing item was a special goodwill reserve to be transferred to the capital account in favor of the Parent Company at the time of effective realization of the tax benefit. The remaining shareholders are assured the right to participate in these capital increases, in which case the funds raised will be paid to the Company.

As of June 30, 2004 , the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to keep shareholders' equity integrity	Net amount

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Total spin-off	842,789	556,241	286,548

Balance TCO	660,332	435,819	224,513
Total	1,503,121	992,060	511,061

Concurrently with the transfer of a portion of the net assets to TCO subsidiaries, it has been approved the proposal to merge the shares of TCO subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a market evaluation appraisal prepared by independent experts. The transfer of the interests in TCO subsidiaries resulted in a capital increase of R$ 28,555.

The accounting records of the Companies maintained for corporate and tax purposes have specific accounts related with the premium and provision merged and corresponding amortization, reversal and tax credit, the balances of which as of March 31, 2005 and December 31, 2004 are as follows:

	Consolidated
	03.31.05	12.31.04

Balance sheet:
Merged goodwill	1,252,600	1,327,756
Merged reserve	(826,715)	(876,319)
Balance	425,885	451,437

	2005	2004

Income statement:
Goodwill amortization	(75,156)	(16,135)
Reversal of reserve	49,604	10,649
Tax credit	25,552	5,486
Effect on income	-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Companies' financial and equity situation, the net value, which essentially represents the balance of the tax credit merged, was classified in the balance sheet as deferred taxes (Note 6).

29.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Includes services to attend to the customers of Telecomunicações Móveis Nacionais - TMN roaming in the Company's network.

b) Corporate management advisory - Refers to the provision of business management advisory services by PT SGPS, calculated based on a percentage applied to the net revenues from services, restated according to the currency variation.

c) Loans and financing - Represent loans between companies in the Portugal Telecom group, according to Note 15.

d) Corporate services - Are passed on to the subsidiaries under the same controlling group at the cost effectively incurred of the services.

e) Call center services - Provided by Dedic to users of telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

f) Systems development and maintenance services - Provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	03.31.05	12.31.04

Assets:
Trade accounts receivable	324,546	168,634
Other assets	25,291	33,162

Liabilities:
Trade accounts payable	442,986	349,860
Loans and financing	336,789	329,382
Other liabilities	6,861	23,902

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Statements of operations:
Revenues from telecommunications services	-	-	406,229	458,278
Cost of services provided	-	-	(56,233)	(53,412)
Selling expenses	-	-	(33,254)	(32,160)
General and administrative expenses	-	-	(20,858)	(20,408)
Financial income (expenses), net	-	9,631	(7,407)	(23,416)

30.  INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of March 31, 2005 , the Company had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Insured amounts

Operating risks	R$ 799,860,000.00
General third-party liability - RCG	R$ 7,559,750.00
Auto (fleet of executive vehicles)	Fipe Table and R$ 250,000.00 for DC/DM
Auto (fleet of operational vehicles)	R$ 250,000.00 for DC/DM

31. AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998 , the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents 2,500 preferred shares.

•  Shares are traded as ADRs with the code "TCP", on the NYSE.

•  Foreign depositary bank: The Bank of New York.

32.  SUBSEQUENT EVENTS

In the General and Extraordinary Shareholders' Meetings held on April 1, 2005, a reverse split was approved of 1,582,563,526,803 nominative book entry shares, with no par value, of which 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing capital, in the proportion of 2,500 shares for 1 share of the same class, the capital now being represented by 633,025,410 nominative book entry shares, with no par value, of which 221,158,772 common shares and 411,866,638 preferred shares.

Discussion on the Consolidated Results of the Quarter

Net Services Revenue

The net services revenue grew 2.1% in relation to 1Q04, recording R$ 1,503.9 million in the quarter. It must be emphasized that the outgoing services revenue recorded a 6.8% increase in 1Q05, despite the right planning program. This increase, however, was partially offset by a reduction in the incoming revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the Bill & Keep effect. The 5.8% drop in relation to 4Q04 was caused by seasonal differences between the periods and strong competition.

We must point out that no increase has been recorded up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 25.0% over last year, representing 5.7% of the net service revenues in the quarter. This increase has continued to occur due to a more widespread access and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 70.0% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 80 million.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Costs

Personnel cost increased in 1Q05 over 1Q04, mainly due to the collective bargaining agreement signed in December 2004, which approved a 6.0% adjustment to salaries, besides a 4.3% increase in the headcount.

Cost of Services Rendered

Increase of 6.6% in the cost of services rendered in 1Q05, when compared to the previous quarter, is mainly due to the adequacy of an accounting practice for the Fistel fee relating to controlled company TCO and to the increase in the cost of outsourced services, arising out of an increase in the maintenance expenses relating to the switching platform (equipment modernization). Such increases were partially offset by lower interconnection costs, due to seasonal differences between the periods. The increase recorded in "Leased lines" is due to an increase in the rentals of circuits, which is explained by the plant growth.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by a reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

Services selling expenses recorded a 27.5% decrease in relation to 4Q04, caused by a reduction in net additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debtors (PDD) was represented 2.3% of the gross revenue (1.5% in 1Q04 ), reflecting the increase in the contract customer base.

General and Administrative Expenses

General and administrative expenses recorded 9.4% decrease in relation 1Q04. Such variation was due to the successful structural costs reduction program and to the high level of synergy achieved among the Group Companies; that also impacted the 4Q04, together with non-recurrent effects. Except for this effects, general expenses would remain stable.

Other Operating Revenues / Expenses

The Company recorded an improvement in its income when compared to the same period of the previous year. In relation to 4Q04, the 70.5% drop (non-recurring) was caused by the recovery (in December 2004) of expenses with reversal of liabilities with suppliers.

EBITDA

Considering the period seasonality and the strong commercial activity recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 675.0 million, up 10.2% in relation to 4Q04. EBITDA margin was 40.1% in 1Q05, 8.8 p.p. above the margin recorded in the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 50.5%.

Depreciation and Amortization

Depreciation and amortization remained stable in relation to recorded 4Q04. The increase in 1Q05 over 4Q04 was impacted by the amortization of the premium ascertained in the acquisition of Global Telecom, which amortization started in 2005.

Financial Revenues (Expenses)

Net financial expenses in 1Q05 decreased by R$ 121.6 million in relation to 4Q04, mainly due to the reduction in the indebtness caused by the December 2004 capital increase. The lower financial expenses in 1Q05 was also caused by the PIS and COFINS incidence on the allocation of interests on own capital for December 2004 (rate of 9.25% on R$ 90.3 million for TCO and R$ 39.8 million for TCP), which is not repeated in 1Q05, in addition to smaller losses arising out of hedge operations in the coverage of suppliers in 1Q05.

In the comparison between 1Q05 and 1Q04, TCP's net financial expense remained almost stable, counterbalancing the increase in interest rates occurred in the period (3.76% in 1Q04 and 4.18% in 1Q05), with a reduction in the spreads obtained upon the renewal of the transactions.

Non-operating Result

A positive result of R$ 2.9 million was recorded in 1Q05, against a negative result of R$ 52.6 million in the previous quarter, due to the retirement and replacement of analog equipment by the CDMA 1xRTT network, as a consequence of the technological evolution.

Net Result	The Company recorded losses in the period, of R$ 97.9 million, 58.3% down in relation to the losses posted in 4Q04.

LOANS AND FINANCING - TCP

Credores (R$ milhões)	R$	URTJLP *	UMBND **	US$	Yen
	CURRENCY				
Financial institutions	1,716.1	344.1	71.2	2,423.5	298.7
Suppliers	-	-	-	7.4	-
Affiliated companies	-	-	-	336.8	-
Fixcel – TCO's Acquisition	15.2	-	-	-	-
Total	**1,731.3**	**344.1**	**71.2**	**2,767.7**	**298.7**
Exchange rate used				2.6662	

Payment Schedule - Long Term	R$	URTJLP *	UMBND **	US$
2006	2.5	77.4	15.9	609.7
as from 2006	13.2	156.7	35.8	1,163.9
Total	**15.6**	**234.1**	**51.7**	**1,773.6**

NET DEBT - TCP

	Mar-31-05	Dec-31-04
Short Term	3,140.1	2,897.0
Long Term	2,075.0	2,066.2
Total debt	**5,215.1**	**4,963.2**
Cash and cash equivalents	(978.1)	(1,180.9)
Derivatives	42.9	26.9
Net Debt	**4,279.9**	**3,809.2**

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On March 31, 2005, TCP's debts related to loans and financings amounted to R$ 5,215.1 million (R$ 4,963.2 million on December 31, 2004), 60.2% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 978.1 million) and by derivative assets and liabilities (R$ 42,9 million payable) resulting in a net debt of R$ 4,279.9 million, a 12.4% increase in relation to December 2004 .

Short-term debt represented 60.2% of total debt on March 31, 2005. Short-term includes maturity of public promissory notes issued in the domestic market in the amount of R$ 1 billion.

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign .

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 410.9 million, representing a 18.5% decrease in relation to the total amount invested in 4Q04. Investments are basically due to the following factors: ( i) more accelerated migration from TDMA to CDMA technology, thus keeping up with the GSM operators, which have also migrated from TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (iii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The positive operating cash flow in any of the periods evidences that TCP has generated funds from its operations that are sufficient to implement its capital expenditures program, having recorded R$ 264.1 million in the quarter, 145.0% higher than in 4Q04.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.